ARLS

Sturgis Bancorp, Inc.

P.E.
12-31-02

APR 1

2002 Annual Report



March 25, 2003

To Our Stockholders

On behalf of all of us at Sturgis Bank & Trust Company ("Bank") and Sturgis Bancorp, Inc. ("Bancorp"), it is a pleasure to present Bancorp's 2002 Annual Report. It was a good year.

The U.S. banking industry, including our Bank, was significantly affected by the stable, low interest rates during 2002, after significant decreases in interest rates during 2001. The low residential mortgage rates prompted significant refinancing, as many qualified borrowers locked in new loans at the historically low rates. The residential mortgage refinancing and subsequent sales outpaced loan growth, especially in commercial mortgages. Net loans decreased to $212.0 million from $219.1 million at December 31, 2002 and 2001, respectively. However, loans serviced for others increased to $178.5 million from $134.8 million. This demonstrates that the Bank is growing its relationship base, even though net loans decreased. Growth in securities and interest-bearing deposits at banks was primarily funded through growth in interest-bearing deposits.

The net income of the Bancorp was a record high of $2,790,387 in 2002, compared to $2,787,937 in 2001. The decrease in net interest income, primarily caused by assets repricing quicker than liabilities, was offset by an increase in noninterest income.

The primary components of the increase in noninterest income were commission income, mortgage banking activities and bank owned life insurance. The commission income increased to $970,737 in 2002 from $796,688 in 2001, due to new and expanded relationships of Oakleaf Financial Services, Inc., the wholly-owned investment subsidiary of the Bank. Mortgage banking activities generated $2,028,497 in 2002, compared to $1,508,451 in 2001, due to an increase in the loans sold to $108.1 million in 2002, compared to $73.5 million in 2001. The value of bank owned life insurance purchased December 28, 2001 increased $332,470 in 2002, compared to $2,959 in 2001.

Noninterest expense increased $113,223, or 1.28%, to $9.0 million in 2002. The primary components of the change in noninterest expense were salaries, employee benefits and amortization of goodwill. Salaries and employee benefits increased due to staffing adjustments, benefit costs and cost of living increases, which became effective January 2002. Bancorp did not record amortization expense in 2002, as a result of adopting FAS 142. Amortization of goodwill was $574,864 in 2001.

The Bank increased its provision for loan losses to $1,494,916 in 2002 from $1,056,194 in 2001. The allowance for loan losses was $1,920,037, or 0.88% of gross loans at December 31, 2002, compared to $1,300,000, or 0.58% of gross loans at December 31, 2001. This increase is due to depressed economic conditions and the change of the Bank's mix of loans to include a greater percentage of commercial loans.

The Bancorp's capital decreased to $27.5 million from $28.5 million at December 31, 2002 and 2001, respectively. This decrease is primarily the result of $3.0 million of stock redemptions during 2002. This decrease in capital contributed to the increase in earnings per share to $0.95 in 2002 from $0.90 in 2001.

Total assets serviced by Bancorp at December 31, 2002 were $718.0 million ($296.7 million consolidated assets, $178.5 million loans service for others, $120.9 million serviced by Oakleaf Financial Services, Inc., $94.6 million serviced by the Trust Department and $27.3 million swept to an external mutual fund).

The directors, officers and staff of the Bank and Bancorp wish to thank you for your continuing interest and support. As always, your comments are welcome.

Sincerely,

Leonard L. Eishen

Leonard L. Eishen

CONTENTS

	Page
Selected Financial Data	2
Corporate Year in Review	3
Management's Discussion and Analysis of Financial Condition and Results of Operations	4
Directors and Officers of the Bancorp	21
Directors and Officers of the Bank	22
Bank Corporate Information	23
Market Information	24
Independent Accountants	25
Form 10-K Report	26
Report of Independent Accountants and Consolidated Financial Statements	27

SELECTED FINANCIAL DATA

	At December 31,				
	2002	2001	2000	1999	1998
Total assets	$296,684,457	$279,789,272	$271,116,489	$251,596,319	$237,496,303
Cash and investment securities	39,767,645	28,801,672	25,533,283	23,493,106	33,539,244
Loans and loans held for sale	219,480,856	223,528,846	224,191,073	206,295,022	182,110,622
Mortgage -backed securities	8,912,723	1,034,119	1,261,585	1,519,508	1,997,645
Allowance for loan losses	1,920,037	1,300,000	803,744	730,000	686,896
Deposits	202,563,796	179,129,827	173,855,324	163,679,849	172,439,561
Short-term borrowings	6,671,907	6,000,000	9,560,855	23,506,029	-
Long-term borrowings	57,709,489	64,076,863	57,849,521	35,607,361	38,661,629
Stockholders' equity	27,452,528	28,496,934	26,515,396	25,347,607	23,950,820
Book Value per share	9.81	9.19	8.55	8.19	7.74
Shares outstanding (actual number)	2,799,535	3,101,534	3,101,534	3,094,886	3,094,779

	Year Ended December 31,				
	2002	2001	2000	1999	1998
Interest income	$17,410,692	$19,938,467	$19,138,924	$16,963,609	$15,890,135
Interest expense	8,414,100	10,401,412	10,526,202	8,673,279	8,769,897
Provision for loan losses	1,494,916	1,056,194	309,000	104,000	173,913
Noninterest income	5,392,666	4,482,780	3,361,115	3,021,639	2,770,928
Noninterest expense	8,986,026	8,872,803	9,082,503	8,516,520	7,367,354
Federal income tax	1,117,929	1,302,901	765,468	688,000	635,000
Net income	2,790,387	2,787,937	1,816,866	2,003,449	1,714,899
Earnings per share (basic)	0.95	0.90	0.59	0.65	0.67
Earnings per share (diluted)	0.95	0.90	0.59	0.65	0.65
Cash dividends per share	0.28	0.26	0.22	0.19	0.18
Dividend payout ratio	29.47%	28.89%	37.29%	29.23%	26.87%
Equity/Assets ratio	9.25%	10.19%	9.78%	10.07%	10.08%
Return on assets	0.95%	1.00%	0.69%	0.83%	0.75%
Return on equity	9.96%	10.14%	6.99%	8.16%	9.24%
Weighted average shares outstanding (actual number):					
Basic	2,949,874	3,101,534	3,099,630	3,094,854	2,565,069
Diluted	2,952,239	3,101,534	3,099,630	3,099,503	2,643,970

CORPORATE YEAR IN REVIEW

On December 11, 2001, the shareholders of Sturgis Bank & Trust Company (the "Bank") approved the reorganization of the Bank to become a wholly owned subsidiary of Sturgis Bancorp, Inc. (the "Company"), a financial holding company. The Company is a financial holding company under the Bank Holding Company Act of 1956, as amended. This reorganization was effective January 1, 2002. As a result, historical information in this Annual Report for periods before the January 1, 2002 effective date relate tot he Bank. Throughout this Annual Report Sturgis Bancorp, Inc. will be referred to as the Company and Sturgis Bank & Trust Company will be referred to as the Bank.

The Bank, a Michigan savings bank, was founded in 1905 as a state chartered mutual savings and loan.

The original mission of the Bank was to promote personal savings and provide financing for the purchase of homes. Today we remain committed to the same objectives by offering consumer, educational, and property improvement loans, along with a large selection of investment opportunities to our community. In order to meet a growing demand for business loans, the Bank is conservatively offering commercial loans to qualified customers.

The Bank has its main office in Sturgis and branch offices in Bronson, Centreville, Climax, Coldwater, Colon, South Haven, Sturgis, Three Rivers and White Pigeon, Michigan. The Bank's market area covers all of St. Joseph County and parts of Cass, Branch, Calhoun, Van Buren, Allegan, Hillsdale and Kalamazoo counties.

While the Bank's primary business has historically been and will continue to be the origination of first mortgage loans on 1-4 family unit homes, it has implemented strategies in the last few years that will put more emphasis on originating commercial real estate and small business loans within its primary market area. The Bank also intends to increase multi-family and consumer lending products. The marketing of these loans will focus on the existing customer base and new relationships within the Bank's primary market area.

The Bank's Trust Department has approximately $94.6 million of assets under administration (excluding the Bank's investment portfolio) as of December 31, 2002, a decrease of $3.4 million, or 3.5%, during 2002. The decrease was primarily due to market conditions.

In 2003 the Bank will:

* Offer trust services to its customers.
* Offer interest rates on deposit accounts that are competitive in its market.
* Emphasize originations of home and family-related customer loans.
* Match asset/liability maturities to manage interest rate and liquidity risks.
* Offer noninsured investment securities through Oakleaf Financial Services, Inc., a wholly owned subsidiary of the Bank.
* Continue a caring attitude toward our customers with responsiveness to their needs and concerns.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

This report contains statements that constitute forward-looking statements. These statements appear in several places in this report and include statements regarding intent, belief, outlook, objectives, efforts, estimates or expectations of the Company, primarily with respect to future events and the future financial performance of the Company. Any such forward-looking statements are not guarantees of future events or performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement. Factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement include, but are not limited to, changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking laws and regulations; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; government and regulatory policy changes; the outcome of any pending and future litigation and contingencies; trends in consumer behavior and ability to repay loans; and changes of the world, national and local economies. The Company undertakes no obligation to update, amend or clarify forward-looking statements as a result of new information, future events, or otherwise.

Critical Accounting Policies

The banking industry is highly regulated. Furthermore, the nature of the banking industry is such that, other than described below, the use of estimates and management judgment are not likely to present a material risk to the financial statements. In cases where estimates or management judgment are required, internal controls and processes are established to provide assurance that such estimates and management judgments are materially correct to the best of management's knowledge.

Allowance for loan losses - Accounting for loan classifications, accrual status, and determination of the allowance for loan losses is based on regulatory guidance. This guidance includes, but is not limited to, generally accepted accounting principles, the uniform retail credit classification and account management policy issued by the Federal Financial Institutions Examination Council ("FFIEC"), and the joint policy statement on the allowance for loan losses methodologies issued by the FFIEC. Accordingly, the allowance for loan losses includes a reserve calculation based on an evaluation of loans determined to be impaired, risk ratings, historical losses, loans past due, and other subjective factors.

Commercial loan rating system and identification of impaired loans – The Company has a defined risk rating system that is designed to assess the risk of individual loans and overall risk of the commercial loan portfolio. The system assigns a risk weighting to factors such as cash flow, collateral, financial condition, operating performance, repayment history, management, and strength of the industry. An assessment of risk is performed as a part of the loan approval process as well as periodic updates based on the circumstances of the individual loan. The

Company employs both internal and external loan review services to assess risk ratings.

Results of Operations

The Company reported net income of $2.8 million, $2.8 million and $1.8 million for the years ended December 31, 2002, 2001 and 2000, respectively. Basic earnings per share was $0.95, $0.90 and $0.59 for the years ended December 31, 2002, 2001 and 2000, respectively. The decrease in net interest income from 2001 to 2002 was primarily offset by increases in mortgage banking income, so that net income remained relatively stable. The stock redemption of nearly 10% of outstanding shares of Sturgis Bancorp, Inc. common stock contributed to the increase in earnings per share from 2001 to 2002. The increase in net income from 2000 to 2001 was primarily due to the substantial increase in mortgage banking activities.

Interest Income

2002 Compared to 2001. Interest income decreased $2.5 million to $17.4 million from $19.9 million. This decrease is primarily due to the decreases in interest rates and average loans outstanding to $217.6 million in 2002 from $224.6 million in 2001. The average yield on interest-earning assets decreased to 6.71% in 2002 from 7.87% in 2001. This is primarily due to changes in the composition of interest-earning assets and lower yields as interest-earning assets repriced through 2002. The decrease in interest income is likely to reverse when interest rates increase. The Bank increased investment securities and interest-bearing deposits as loans refinanced and were subsequently sold.

2001 Compared to 2000. Interest income increased $0.8 million to $19.9 million from $19.1 million. This increase is primarily due to the increases in average loans outstanding to $224.6 million in 2001 from $217.3 million in 2000. The average yield on interest-earning assets decreased to 7.87% in 2001 from 8.20% in 2000. This is primarily due to changes in the composition of interest-earning assets. The Bank reduced investment securities and reinvested proceeds from their maturity into interest-bearing deposits, which contributed to net interest income without significant market risk.

Interest Expense

2002 Compared to 2001. Interest expense decreased $2.0 million to $8.4 million in 2002 from $10.4 million in 2001. This was primarily due to the decrease in rates paid on average interest-bearing deposits and FHLB advances. The rate paid on average interest-bearing liabilities decreased to 3.39% in 2002 from 4.24% in 2001.

2001 Compared to 2000. Interest expense decreased $0.1 million to $10.4 million in 2001 from $10.5 million in 2000. This was primarily due to the decrease in rates paid on average interest-bearing deposits and FHLB advances, which outpaced increased due to volume. The rate paid on average interest-bearing liabilities decreased to 4.24% in 2001 from 4.55% in 2000.

Net Interest Income

2002 Compared to 2001. Net interest income for the year ended December 31, 2002 was $9.0 million compared to $9.5 million for the year ended December 31, 2001, a decrease of $0.5 million or 5.7%. This decrease was caused primarily by decreases in the Bank's net interest margin to 3.47% in 2002 from 3.77% in 2001. Although market rates remained relatively stable during 2002, loans and investments continued to reprice lower in accordance with their adjustment cycle. Rates paid on interest-bearing liabilities decreased to 3.39% for 2002 from 4.24% for 2001. The Bank is positioned to increase net interest income with rising interest rates.

2001 Compared to 2000. Net interest income for the year ended December 31, 2001 was $9.5 million compared to $8.6 million for the year ended December 31, 2000, an increase of $0.9 million or 10.5%. The increase was caused primarily by increases in average interest-earning assets from $233.4 million in 2000 to $253.2 million in 2001, and interest-bearing liabilities from $231.1 million in 2000 to $245.4 million in 2001. The Bank's net interest margin increased from 3.69% for the year ended December 31, 2000 to 3.77% for the year ended December 31, 2001, primarily due to a decrease in average rate paid on interest-bearing liabilities.

Average Balances, Interest Rates and Yields. Net interest income is affected by the difference ("interest rate spread") between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities and the relative amounts of interest-bearing liabilities and interest-earning assets. When the total of interest-earning assets approximates or exceeds the total of interest-bearing liabilities, any positive interest rate spread will generate net interest income. Financial institutions have traditionally used interest rate spreads as a measure of net interest income. Another indication of an institution's net interest income is its "net yield on interest-earning assets" or "net interest margin," which is net interest income divided by average interest-earning assets.

Average Balances and Interest Rates
Year Ended December 31,

	2002			2001		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
Interest-Earning Assets:						
Loans (1)	$217,597,254	$15,729,020	7.23%	$224,638,896	$18,276,561	8.14%
Mortgage-backed securities	6,083,847	238,145	3.91%	1,143,720	74,935	6.55%
Investment securities (2)	10,069,556	429,210	4.26%	7,768,763	537,388	6.92%
Interest-bearing deposits	25,879,158	1,014,317	3.92%	19,691,832	1,049,583	5.33%
Total interest-earning assets	$259,629,815	$17,410,692	6.71%	$253,243,211	$19,938,467	7.87%
Interest-Bearing Liabilities:						
Deposits	$184,120,609	$5,042,699	2.74%	$177,212,048	$6,369,577	3.59%
FHLB advances	64,034,041	3,317,401	5.27%	68,153,648	4,031,835	5.92%
Total interest-bearing liabilities	$248,154,649	$8,414,100	3.39%	$245,365,696	$10,401,412	4.24%
Net interest income		$8,996,592			$9,537,055	
Interest rate spread			3.32%			3.63%
Net interest-earning assets	$11,475,165			$7,877,515		
Net interest margin			3.47%			3.77%

(1) Interest on loans includes fees. Nonaccrual loans and loans held for sale have been included in the average balances of loans.
(2) Yield on investment securities is reported on an actual and not a tax equivalent basis

	2000		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
Interest-Earning Assets:			
Loans (1)	$217,267,415	$18,097,475	8.33%
Mortgage-backed securities	1,388,320	87,076	6.27%
Investment securities (2)	13,443,781	880,876	6.55%
Interest-bearing deposits	1,280,132	73,497	5.74%
Total interest-earning assets	$233,379,648	$19,138,924	8.20%
Interest-Bearing Liabilities:			
Deposits	$173,688,056	$6,886,005	3.96%
FHLB advances	57,435,331	3,640,197	6.34%
Total interest-bearing liabilities	$231,123,387	$10,526,202	4.55%
Net interest income		$8,612,722	
Interest rate spread			3.64%
Net interest-earning assets (liabilities)	$2,256,261		
Net interest margin			3.69%

(1) Interest on loans includes fees. Nonaccrual loans and loans held for sale have been included in the average balances of loans.
(2) Yield on investment securities is reported on an actual and not a tax equivalent basis

The following table presents information regarding the average yields received on loans and other assets and the rates paid on deposits and borrowings at the dates indicated. Non-accruing loans have been included in the table as loans carrying a zero yield.

	At December 31,		
	2002	2001	2000
Weighted average rate:			
Loans	6.89%	7.58%	8.42%
Mortgage-backed securities	5.29%	6.61%	7.30%
Investments(1)	5.12%	5.90%	6.12%
Interest-bearing deposits	3.60%	4.26%	6.71%
All interest-earning assets	6.45%	7.33%	8.27%
Weighted average cost:			
Deposits (interest-bearing)	2.51%	2.77%	4.16%
FHLB advances	4.83%	5.68%	6.45%
All interest-bearing liabilities	3.10%	3.59%	4.80%
Interest rate spread	3.35%	3.74%	3.47%

(1) Yield on investment securities is reported on an actual and not a tax equivalent basis.

Rate/Volume Analysis. The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (change in volume multiplied by the prior year rate) and (ii) changes in rate (change in rate multiplied by the prior year volume). Rate/volume variances have been allocated proportionately to the change due to rate and the change due to volume.

	Year Ended December 31, 2002 vs 2001 Increase (Decrease) Due To:			Year Ended December 31, 2001 vs 2000 Increase (Decrease) Due To:		
	Volume	Rate	Total	Volume	Rate	Total
Interest Income:						
Loans	($488,311)	($2,059,230)	($2,547,541)	$568,692	($389,606)	$179,086
Mortgage-backed securities	178,767	(15,558)	163,209	(16,259)	4,118	(12,141)
Investment securities	600,949	(709,127)	(108,178)	(395,707)	52,219	(343,488)
Interest-bearing deposits	3,545,106	(3,580,370)	(35,265)	980,972	(4,886)	976,086
Total interest-earning assets	3,836,511	(6,364,285)	(2,527,775)	1,137,698	(338,155)	799,543
Interest Expense:						
Deposits	191,455	(1,518,323)	(1,326,878)	143,333	(659,761)	(516,428)
FHLB advances	(173,773)	(486,661)	(660,435)	608,968	(217,330)	391,638
Total interest-bearing liabilities	17,672	(2,004,984)	(1,987,313)	752,301	(877,091)	(124,790)
Net Interest Income	$3,818,839	($4,359,301)	($540,462)	$385,397	$538,936	$924,333

	Year Ended December 31, 2000 vs 1999 Increase (Decrease) Due To:		
Interest Income:	Volume	Rate	Total
Loans	$2,329,358	$177,084	$2,506,442
Mortgage-backed securities	(10,718)	470	(10,248)
Investment securities	(49,011)	(34,608)	(83,619)
Interest-bearing deposits	(170,618)	(66,642)	(237,260)
Total interest-earning assets	2,099,011	76,304	2,175,315
Interest Expense:			
Deposits	(89,190)	611,223	522,033
FHLB advances	1,032,174	298,716	1,330,890
Total interest-bearing liabilities	942,984	909,939	1,852,923
Net Interest Income	$1,156,027	($833,635)	$322,392

Provision for Loan Losses

2002 Compared to 2001. The provision for loan losses was $1,494,916 for the year ended December 31, 2002 and $1,056,194 for the year ended December 31, 2001, an increase of $438,722. The increase is due to the depressed economy, which has increased past due and classified loans, and the Bank's gradually changing portfolio to include more commercial loans. The provision for loan losses was based upon management's assessment of relevant factors, including types and amounts of non-performing loans, historical and anticipated loss experience on such types of loans, and economic conditions.

2001 Compared to 2000. The provision for loan losses was $1,056,194 for the year ended December 31, 2001 and $309,000 for the year ended December 31, 2000, an increase of $747,194. The increase is due to management's assessment of market conditions, the general recession in the economy, and the changing mix of historically residential loan portfolio to higher risk commercial loan portfolio.

The allowance for loan losses as a percentage of total loans has increased from 2000 to 2002. This increase is due to the increasing exposure of the Bank to commercial lending. Because of the Bank's continuing growth in commercial loans, the Bank will continue to fund the allowance for loan losses due to higher risks related to commercial lending, especially as the Bank establishes a history of net charge-offs related to its commercial loans.

Nonperforming loans and net charge-offs have increased in 2002 and 2001 compared to prior years. This increase is primarily due to the Bank's quicker classification of nonaccrual loans and general weakness in economic conditions. The Bank has enhanced collection efforts to address this issue. The Bank has added a Loss Mitigation Officer, which Management expects will both reduce charge-offs and increase recoveries. The Loss Mitigation Officer will attempt to maximize recoveries on loans previously charged off. The Bank has also added a Credit Analyst, who will primarily be responsible for underwriting new loans. The Credit Analyst will also be able to accelerate identification of weaknesses in commercial relationships. Additional training and technology have been provided to the collections staff. The Bank has also accelerated its collections and foreclosure actions to reduce the level of nonperforming assets and net charge-offs.

Noninterest Income

2002 Compared to 2001. Noninterest income was $5.4 million in 2002 compared to $4.5 million in 2001, an increase of $909,886. The primary components of the increase were mortgage banking activities and increase in cash surrender value of life insurance. The increase in mortgage banking activities was due to the increase in loan sales during 2002 compared to 2001. Proceeds from sale of loans increased to $108.7 million in 2002 from $74.3 million in 2001. Mortgage banking activities are expected to continue strong through the beginning of 2003, although an increase in interest rates should decrease activity. During 2002, the Bank recognized an increase in cash surrender value of life insurance totaling $332,470, compared to $2,959 for 2001 related to insurance policies on key personnel. The life insurance was purchased with a single premium payment in December 2001. Commission income from Oakleaf Financial Services, Inc. ("Oakleaf"), the Bank's investment subsidiary, increased to $970,737 in 2002 from $796,688 in 2001. This increase is due to growth in the relationships managed by Oakleaf. Management anticipates continued growth in fee income from Oakleaf, as the relationship base increases.

2001 Compared to 2000. Noninterest income was $4.5 million in 2002 compared to $3.4 million in 2001, an increase of $1.1 million. The primary component of the increase was mortgage banking activities. The increase in mortgage banking activities was due to the increase in loan sales during 2001 compared to 2000. Proceeds from sale of loans increased to $74.3 million in 2001 from $13.9 million in 2000. Commission income from Oakleaf Financial Services, Inc. ("Oakleaf"), the Bank's investment subsidiary, increased to $796,688 in 2001 from $691,766 in 2000, due to growth of relationships and the acquisition of McKillen Financial, Inc. in January 2000.

Noninterest Expense

2002 Compared to 2001. Noninterest expense was $9.0 million in 2002, compared to $8.9 million in 2001, an increase of $113,223 or 1.3%. The largest component of the increase was salaries and employee benefits, which increased $640,158 to $4.7 million in 2002 from $4.0 million in 2001. These increases are due to increases in the cost of employer-provided medical insurance and salary adjustments. Employer-provided medical insurance was $615,320 in 2002 and $421,971 in 2001. Salary adjustments were the result of staffing changes and cost of living increases which took effect January 2002. Offsetting this increase were decreases in occupancy and equipment expense and amortization of goodwill. Occupancy and equipment expense decreased $104,074 to $1.3 million in 2002 from $1.4 million in 2001. Depreciation expense was the primary component of the decrease in occupancy and equipment expense. Depreciation expense decreased to $605,318 in 2002 from $670,844 in 2001. Amortization expense was not recognized in 2002, due to adoption of FAS 142. Amortization expense for 2001 was $574,864.

2001 Compared to 2000. Noninterest expense was $8.9 million in 2001, compared to $9.1 million in 2000, a decrease of $209,700 or 2.2%. The largest components of this decrease were professional fees, contributions and deposit account expenses. Deposit account expenses decreased due to a vendor change for statement rendering and check processing services. In 2000, contributions included the $110,000 donation of the Bank's Covert, Michigan building to the Covert community for use as a walk-in medical clinic. In 2000, the professional fees of $606,206 included expenses of approximately $370,000 for the proposed merger with Southern

Michigan Bancorp, Inc. The merger with Southern Michigan Bancorp, Inc. was terminated on October 4, 2000.

The effective federal income tax rate was 28.6% in 2002, 31.8% in 2001 and 29.6% in 2000. The decrease is primarily due to the increase in value of bank-owned life insurance, which is not subject to federal income taxes.

Cash Flows

Operating. Cash flows from operating activities are most significantly affected by net income and mortgage banking activities. Net income was $2,790,387, $2,787,937, and $1,816.866 for the years ended December 31, 2002, 2001 and 2000, respectively. Gain on sale of loans was $1.2 million, $783,640 and $114,610 for the years ended December 31, 2002, 2001, and 2000, respectively. Loans originated for sale and proceeds from the sale of loans also increased with the historically low mortgage loan rates. Loans originated for sale were $111.1 million, $77.3 million, and $14.4 million for the years ended December 31, 2002, 2001, and 2000, respectively. The increases in loans originated for sale in 2002 and 2001 are primarily due to the low residential mortgage rates. Proceeds from sales of loans were $109.3 million, $74.3 million, and $13.9 million for the years ended December 31, 2002, 2001, and 2000, respectively. Because the Bank generally has a policy of selling long-term fixed rate mortgage loans, the volume of loan sales varies with customer demand for these loans. Also affecting cash flows from operating activities are the add-backs of non-cash expenses, which include the provision for loan losses, depreciation and amortization of mortgage servicing rights.

Investing. Cash flows from investing activities are most significantly affected by loans made to customers net of principal payments, changes in the Bank's investment portfolio, increases in interest-bearing deposits in banks, and the acquisition of bank owned life insurance. For the year ended December 31, 2002 and 2001 there were decreases in loans of $4.7 million and $3.4 million, respectively, primarily due to refinanced loans. Investment purchases and maturities also affect cash flows from investing activities. The Bank's management maintains investments at levels that provide the Bank with optimal return, risk, and liquidity. The Bank increased its holdings of interest-bearing deposits in banks by $8.0 million to $23.0 million at December 31, 2002 from $15.0 million at December 31, 2001 and $7.7 million at December 31, 2000. The Bank purchased $6.0 million of bank-owned life insurance in 2001. The increase in holdings of interest-bearing deposits and the purchase of bank-owned life insurance were primarily funded by deposits.

Financing. Cash flows from financing activities are mostly affected by changes in deposits and FHLB advances. Deposits increased $23.4 million, $3.8 million and $10.2 million for the years ended December 31, 2002, 2001, and 2000, respectively. The Bank also used FHLB advances for financing its operating and investing activities. The FHLB advances decreased $5.7 million for the year ended December 31, 2002 and increased $2.7 million and $8.3 million for the years ended December 31, 2001 and 2000, respectively.

Financial Condition

Assets. The Bank's total assets at December 31, 2002 were $296.7 million compared to

$279.8 million at December 31, 2001, an increase of $16.9 million or 6.0%. The increase was primarily in interest-bearing deposits in banks and investment securities. The low market interest rates prompted a heavy refinancing year for residential mortgages. The funds from the refinanced residential mortgages were redeployed into commercial loans, investments and interest-bearing deposits in banks. Interest-bearing deposit liabilities increased with the decreased confidence in the equity markets. An increase in market interest rates or rebound in equity markets could change the unusually high liquidity position of the Bank.

Loans. The Bank's net loans decreased to $212.0 million at December 31, 2002 from $219.1 million at December 31, 2001. This decrease was primarily due to residential loans refinanced with the decrease in market rates. Adjustable-rate mortgage loans were refinanced into fixed rate mortgages to lock in low rates. The Bank sells long-term, fixed rate, residential mortgages in the secondary market, so the residential mortgages decreased to $127.8 million at December 31, 2002 from $151.8 million at December 31, 2002. Commercial mortgage loans increased to $50.4 million, or 23.2% of gross loans, at December 31, 2002 from $34.9 million, or 15.6% of gross loans at December 31, 2001. The demand for fixed-rate mortgage loans in 2002 was higher due to lower average interest rates during the period. The proceeds from sales of loans (all fixed-rate, residential mortgages) were $108.7 million and $74.3 million for 2002 and 2001, respectively. The mortgage loans originated for sale ($111.1 million during 2002 and $77.3 million during 2001) were primarily funded by the secondary mortgage market sales. At December 31, 2002, outstanding loan commitments were $9.8 million and $17.9 million on fixed and variable-rate loans, respectively. These loan commitments will be funded by interest-bearing deposits, maturing assets, and additional FHLB borrowings, if needed. The decision to sell fixed-rate mortgages with original maturities of 10 years or greater protects the Bank from the interest rate risk inherent in holding these longer fixed-rate loans and provides a source of liquidity to fund loan demand. Bank Management does not view the decrease in loan balances as a continuing trend. An increase in market interest rates will decelerate the pace of refinance in the residential loan portfolio and the Bank is continuing its growth in commercial loans.

Loans serviced for others increased by $43.7 million to $178.5 million at December 31, 2002 from $134.8 million at December 31, 2001. This servicing portfolio consists of loans originated by the Bank and sold in the secondary mortgage market with servicing retained by the Bank. Bancorp has no purchased mortgage servicing portfolio. The originated mortgage servicing rights asset had a valuation allowance at December 31, 2002 of $273,852. This allowance was established to recognize the measured impairment of the asset. The Bank will continue to monitor the valuation of the servicing rights asset. If subsequent analysis shows reductions in the impairment, the valuation allowance will be reduced.

Interest-bearing Deposits in Banks. Interest-bearing deposits in banks were $23.0 million at December 31, 2002, compared to $15.0 million at December 31, 2001, an increase of $8.0 million. During 2002, growth in deposits and refinanced loans provided funds for investments in $100,000 certificates of deposit in domestic financial institutions.

Securities – Held-to-maturity. Investment securities consisting of U.S treasury and agency securities, municipal obligations, and mortgage-backed securities were $12.6 million at December 31, 2002 compared to $3.9 million at December 31, 2001, an increase of $8.7 million. The increase was primarily in commercial mortgage-backed securities issued by the Small

Business Association, a U.S. Agency.

Deposits and Borrowed Funds. Deposits were $202.6 million at December 31, 2002 compared to $179.1 million at December 31, 2001, an increase of $23.5 million or 13.1%. The increase is primarily in certificates of deposit of $100,000 or greater, which were $34.5 million and $15.1 million at December 31, 2002 and 2001, respectively. The increase in certificates of deposit includes $10.0 million of brokered certificates. The Bank will continue to manage the rates offered on its time deposits and use borrowed funds, when that strategy enhances net interest income.

The Bank has an available line of credit with the Federal Home Loan Bank of Indianapolis ("FHLB") which provides for advances up to $10.0 million and matures in March 2003. All borrowings from FHLB are collateralized by FHLB stock and substantially all mortgage loans.

Long-term advances were $57.7 million at December 31, 2002 compared to $64.1 million at December 31, 2001 a decrease of $6.4 million. Short-term advances were $6.7 million at December 31, 2002 compared to $6.0 million at December 31, 2001 a decrease of $0.7 million.

Capital

The stockholders' equity of the Bancorp was $27.5 million at December 31, 2002 compared to the Bank's stockholders' equity of $28.5 million at December 31, 2001, a decrease of $1.0 million or 3.74%. The primary component of this decrease was redemption of common stock. During January 2002, the Board of Bancorp approved a program to repurchase up to 10 percent of Bancorp's issued and outstanding common stock in the open market and in privately negotiated transactions. Through December 31, 2002, Bancorp redeemed 301,999 shares of its common stock at a total redemption price of $3.0 million. Cash dividends during 2002 of $0.28 per share reduced retained earnings by $829,499. The stockholders' equity was 9.25% of total assets at December 31, 2002.

Asset/Liability Management

The primary component of the Bank's earnings is net interest income. The Bank's asset/liability management strategy is to maximize net interest income over time by reducing the impact of fluctuating interest rates. This is accomplished by matching the mix and maturities of its assets and liabilities. At the same time the Bank's asset/liability strategies for managing interest rate risk must also accommodate customer demands for particular types of deposit and loan products. The Bank uses various asset/liability management techniques in an attempt to maintain a profitable mix of financial assets and liabilities, provide deposit and loan products that meet the needs of its market area, and maintain control over interest rate risk resulting from changes in interest rates.

Net interest income, the primary component of the Bank's net income, is derived from the difference or "spread" between the yield on interest-earning assets and the cost of interest-bearing liabilities. The Bank has sought to reduce its exposure to changes in interest rates by matching more closely the effective maturities and repricings of its interest-sensitive assets and liabilities. At the same time, the Bank's asset/liability management strategies must also accommodate customer demands for particular types of deposit and loan products.

While much of the Bank's asset/liability management efforts involve strategies that increase the rate sensitivity of its loans and investments, such as the sale of long-term fixed rate loans, originations of adjustable rate loans and purchases of adjustable rate mortgage-backed securities or relatively short average life fixed-rate investments, it also uses certain techniques to reduce the rate sensitivity of its deposits and borrowed money. Those techniques include attracting longer-term certificates of deposit when the market will permit, emphasizing core deposits, which are less sensitive to changes in interest rates, and borrowing through long-term FHLB advances. The Bank's asset/liability management strategy will appropriately change when market rates change.

The Bank measures its exposure to interest rate fluctuations primarily by using a computer modeling system designed for savings institutions such as the Bank. The model uses assumptions which management believes are reasonable for the analysis. These assumptions include (but are not limited to) prepayment and decay rates based on nine interest rate scenarios. It allows the Bank to adjust its asset-liability mix based on the interest rate risk identified. The analysis estimates the changes in the market value of the Bank's equity using interest rate change scenarios ranging from +4% to –4%, in 1% increments from current market rates. At December 31, 2002, the following table illustrates the interest rate sensitivity of the Bank's equity to changes in market interest rates.

(in Thousands of Dollars)	
Book value of stockholders' equity	$27,453
4% increase in market rates	43,152
3% increase in market rates	43,422
2% increase in market rates	45,191
1% increase in market rates	44,376
No change (current market value of equity)	42,905
1% decrease in market rates	40,075
2% decrease in market rates	37,143
3% decrease in market rates	33,661
4% decrease in market rates	29,268

As the table shows, the Bank's book value of equity is less than estimated market value in all of the scenarios. That indicates that the Bank is able to withstand fluctuations in market interest rates without posting a significant threat to either the Bank's stockholders' equity or the federal deposit insurance system, and therefore, the Bank can be deliberate in its actions to adjust the asset-liability mix. The Bank would meet the regulatory minimum capital requirements in all of the interest-rate scenarios.

The Bank has an Asset-Liability Management Committee (ALCO) that meets as needed. The purpose of this Committee is to communicate, coordinate, and monitor asset-liability management procedures. The Committee establishes and monitors the volume and mix of both assets and funding sources. The objective is to manage assets and funding sources to produce results consistent with the Bank's liquidity requirements, capital adequacy, growth, and profitability goals. To accomplish this objective, the ALCO uses internal budget variance reports, forecasts for changes in interest rates and consumer deposit activity, as well as forecasts of loan demand in each of the Bank's loan types, investment maturities and new investment alternatives, and various other internal and external reports.

Static Gap Analysis: The management of interest rate sensitivity includes monitoring the maturities and repricing opportunities of interest-earning assets and interest-bearing liabilities. The following table summarizes the interest rate repricing gaps for selected maturity periods as of December 31, 2002:

(In Thousands)

	1 Mo.	2-3 Mos.	4-6 Mos.	7-9 Mos.	10-12 Mos.	>1-5 Yrs.	>5 Yrs.	Total
Non-loan interest-earning assets	$12,401	$10,770	$1,568	$7,611	$3,779	$1,539	$2,063	$39,731
Loans	74,069	13,821	17,881	16,128	13,648	75,911	8,023	219,481
Total interest-earning assets	86,470	24,591	19,449	23,739	17,427	77,450	10,086	259,212
Savings accounts	1,168	2,335	3,817	3,817	3,817	20,483	5,454	40,891
Checking accounts	1,600	3,157	4,838	4,838	4,838	24,815	6,638	50,724
Certificates & Term IRA's	8,568	12,864	10,843	7,512	10,909	38,625	8,881	98,202
Other IB liabilities (FHLB advances)	6,672	3,565	112	0	3,700	9,332	41,000	64,381
Total interest-bearing liabilities	18,008	21,921	19,610	16,167	23,264	93,255	61,973	254,198
Asset (liability) gap	66,462	2,670	-161	7,572	-5,837	-15,805	-51,887	5,014
Cumulative asset gap	66,462	71,132	70,971	78,543	72,706	56,901	5,014	
Cumulative gap as a percentage of cumulative earning assets	26.4%	27.4%	27.4%	30.3%	28.0%	22.0%	1.9%	

Total interest-earning assets exceeded interest-bearing liabilities by $5.0 million at December 31, 2002. This difference was funded mainly through non-interest-bearing liabilities. The above table shows that total assets maturing or repricing within one year exceed liabilities maturing or repricing within one year by $72.7 million. This indicates the Bank's net interest income would increase with rising interest rates, because more of its assets than liabilities would reprice at the higher rates in the next year. However, the repricing and cash flows of certain categories of assets and liabilities are subject to competitive and other influences that are beyond the control of the Bank. As a result, certain assets and liabilities indicated as maturing or repricing within a stated period may, in fact, mature or reprice in other periods or at different volumes.

Simulation: The Bank recognizes the limitations of static gap analysis as a tool for managing its interest rate risk. The Bank also uses a computer-based earnings simulation model to estimate the effects of various interest rate environments on the balance sheet structure and net interest income. These simulation techniques involve changes in interest rate relationships, asset and liability mixes, and prepayment options inherent in financial instruments, as well as interest rate levels in order to quantify risk. The Bank's sensitivity is estimated by first forecasting the next twelve months of net interest income under an assumed environment of constant market interest rates. Next, immediate parallel interest rate shocks are constructed in the model. The rate shocks reflect changes of equal magnitude to all market interest forecast under each of the rate shock scenarios. The resulting change in net interest income is an indication of the sensitivity change in net earnings to directional changes in market interest rates. This model is based solely on parallel changes in market rates and does not reflect the levels of interest rate risk that may arise from other factors such as changes in the spreads between key market rates or in the shape of the Treasury yield curve. The net interest income simulation model includes on-balance sheet loan, investment, deposit, and debt instruments as well as off-balance sheet interest rate swaps.

The Bank's Board of Directors compares net interest income sensitivity and has established tolerance limits for fluctuation. Throughout 2002, the forecasted exposure was within the Bank's established policy limits, except in falling rate change scenarios. The Bank's Board of Directors and Management consider further significant rate decreases from December 31, 2002 as unlikely.

Net Interest Income Sensitivity: Change in Projected Results vs. Constant Rates

Year-End 2002 12 Month Projection

	Rate Shock Amount				
	(2.00%)	(1.00%)	0.00%	1.00%	2.00%
Percent Change in net interest income vs constant rates	(13.12%)	(6.67%)	0.00%	4.92%	11.83%
ALCO Policy	(6.00%)	(3.00%)	0.00%	(4.00%)	(8.00%)

Effect of Interest Rate Fluctuations

Bancorp's consolidated results of operations depend to a large extent on the Bank's level of net interest income, which is the difference between interest income earned on its loan and investment portfolios versus the interest paid on deposits and borrowed funds. If the cost of funds increases faster than the yield on its interest-earning assets, net interest income will be reduced.

The Bank measures its interest rate risk primarily using simulation analysis. This analysis is prepared by the Chief Financial Officer and reviewed by the Asset/Liability Management Committee ("ALCO"). The ALCO is comprised of the Chief Executive Officer, Chief Financial Officer and other representatives from operations, branch administration, lending, trust, private banking, and marketing. The Bank's Board of Directors reviews quarterly reports that estimate the Bank's sensitivity to changes in interest rates. Sensitivity is estimated for net interest income and market value of portfolio equity.

While the Bank uses various tools to monitor interest rate risk, it is unable to predict future fluctuations in interest rates or the specific impact thereof. The market value of most of the Bank's financial assets is sensitive to fluctuations in market interest rates. Fixed-rate investments including mortgage loans and mortgage-backed securities decline in value as interest rates rise. Adjustable-rate loans and securities generally have less market value volatility than do fixed-rate products.

Liquidity

The Bank maintains certain levels of liquid assets (the most liquid of which are cash and cash equivalents and investment securities) in order to meet demands from loan commitments, savings withdrawals and other obligations. The Bank manages liquidity by maintaining a portion of its liquid assets in overnight accounts and by keeping various maturities in its portfolio of investment securities. The primary sources of liquidity are loan repayments and sales, maturing investments, deposit accounts, and FHLB borrowings.

Two factors contributed to the increased liquidity at December 31, 2002: low interest rates for residential mortgages and decreased confidence in equity markets. The residential mortgages that have refinanced into low fixed-rate terms have been sold to the secondary mortgage market, providing funds for the Bank to redeploy. The Bank originated commercial mortgage and commercial nonmortgage loans, so the percentage of commercial loans to total loans increased. Decreased investor confidence in equity markets has increased bank deposits nationally, including deposits at the Bank. This increase in deposits provided additional funds the Bank invested in securities and interest-bearing deposits in other banks. Either an increase in loan rates or investor confidence in equity markets could significantly reduce the Bank's liquidity position.

Contractual Obligations

	Payments Due by Period				
	Total	Less than 1 year	1 – 3 years	4 - 5 years	After 5 years
Certificates of deposit	$98,201,884	$50,476,860	$22,426,772	$16,416,948	$8,881,304
FHLB advances	57,709,489	7,377,466	5,985,951	3,346,072	41,000,000
Total contractual cash obligations	$155,911,373	$57,854,359	$28,412,723	$19,763,020	$49,881,304

The long-term debt obligations consist of certificates of deposit and advances from the Federal Home Loan Bank. The above schedule represents principal payments only and does not include interest.

Recent Accounting Developments

In June 2001, Statement of Financial Accounting Standards No. 142 (FAS 142), *Goodwill and Other Intangible Assets* was issued and is effective for fiscal years beginning after December 15, 2001. Under FAS 142, identifiable intangible assets that meet certain criteria will continue to be amortized over their estimated useful lives. However, goodwill and non-identifiable intangible assets will no longer be amortized. Instead, these assets will be evaluated for impairment on an annual basis. If an asset is deemed to be impaired, the asset will be written down through an adjustment to current earnings. As a result of adopting FAS 142, the Bank will no longer be amortizing goodwill. Goodwill amortization was $574,864 in 2001 and $587,979 in 2000. No impairment loss was recorded upon adoption of FAS 142. For comparison purposes, had FAS 142 been adopted in 2001 and 2000, net income would have been approximately $3,167,347 in 2001 and $2,204,932 in 2000.

Recent Legislation

The Sarbanes-Oxley Act of 2002 On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act"). The stated goals of the Sarbanes-Oxley Act are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.

The Sarbanes-Oxley Act is the most far-reaching U.S. securities legislation enacted in some time. The Sarbanes-Oxley Act generally applies to all companies, both U.S. and non-U.S., that file or are required to file periodic reports with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, or the Exchange Act. Given the extensive SEC role in implementing rules relating to many of the Sarbanes-Oxley Act's new requirements, the final scope of these requirements remains to be determined.

The Sarbanes-Oxley Act includes very specific additional disclosure requirements and new corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of certain issues by the SEC and the Comptroller General. The Sarbanes-Oxley Act represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.

The Sarbanes-Oxley Act addresses, among other matters:

- audit committees for all reporting companies;
- certification of financial statements by the chief executive officer and the chief financial officer;
- the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer's securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement;
- a prohibition on insider trading during pension plan black out periods;
- disclosure of off-balance sheet transactions;
- a prohibition on personal loans to directors and officers;
- expedited filing requirements for Forms 4's;
- disclosure of a code of ethics and filing a Form 8-K for a change or waiver of such code;
- "real time" filing of periodic reports;
- the formation of a public accounting oversight board;

- auditor independence; and
- various increased criminal penalties for violations of securities laws.

The Sarbanes-Oxley Act contains provisions which became effective upon enactment on July 30, 2002 and provisions which will become effective from within 30 days to one year from enactment. The SEC has been delegated the task of enacting rules to implement various provisions with respect to, among other matters, disclosure in periodic filings pursuant to the Exchange Act.

USA PATRIOT Act - Under the USA PATRIOT Act of 2001, adopted by the U.S. Congress on October 26, 2001 to combat terrorism, FDIC insured banks and commercial banks will be required to increase their due diligence efforts for correspondent accounts and private banking customers. The USA PATRIOT Act requires banks to engage in additional record keeping or reporting, requiring identification of owners of accounts, or of the customers of foreign banks with accounts, and restricting or prohibiting certain correspondent accounts.

During 2002, the Federal Crimes Enforcement Network, a bureau of the Department of Treasury, issued regulations to implement the provisions of the USA PATRIOT Act. To date, it has not been possible to predict the impact and USA PATRIOT Act and its implementing regulations may have on the Company and the Bank.

DIRECTORS OF THE BANCORP

Raymond H. Dresser, Jr.	Chairman, Dresser, Dresser, Haas & Caywood, P.C. Retained Counsel
Eric L. Eishen	President and Chief Executive Officer, Sturgis Bank & Trust Company
Leonard L, Eishen	Retired President and Chief Executive Officer, Sturgis Bank & Trust Company
Lawrence A. Franks	Chairman of the Board President, Burr Oak Tool and Gauge Company, Inc.
Donald A. Frost	President, LTI Printing, Inc.
James A. Goethals	Vice Chairman of the Board Retired President, Sturgis Foundry Corporation
Philip G. Ward	President Emeritus, Glen Oaks Community College

OFFICERS OF THE BANCORP

Leonard L. Eishen	President, Chief Executive Officer
Eric L. Eishen	Vice President
Brian P. Hoggatt	Chief Financial Officer, Secretary/Treasurer

DIRECTORS OF THE BANK

Raymond H. Dresser, Jr.	Chairman, Dresser, Dresser, Haas & Caywood, P.C. Retained Counsel
Eric L. Eishen	President and Chief Executive Officer
Leonard L. Eishen	Retired President and Chief Executive Officer
Lawrence A. Franks	Vice Chairman of the Board President, Burr Oak Tool and Gauge Company, Inc.
Donald L. Frost	President, LTI Printing, Inc.
James A. Goethals	Chairman of the Board President, Sturgis Foundry Corporation – Retired
Philip G. Ward	President Emeritus, Glen Oaks Community College

OFFICERS OF THE BANK

Eric L. Eishen	President, Chief Executive Officer
Steven G. Gage	Senior Vice President, Commercial Lending
Brian P. Hoggatt	Senior Vice President, Chief Financial Officer, Treasurer, Corporate Secretary
Tracey L. Parker	Senior Vice President, Retail Lending
Ronald W. Scheske	Executive Vice President
David E. Watters	Vice President, Senior Trust Officer
Jose D. Albarran	Vice President
Donald G. Baldwin	Vice President, Operations, Compliance Officer
Debora L. Capman	Vice President, Trust Officer
Emily D. Haller	Vice President, Human Resources
Steven A. Haller	Vice President, Loss Mitigation
Jason J. Hyska	Vice President
Gary E. Metz	Vice President
Larry W. Miller	Vice President
Christine M. Moline	Vice President, Private Banking
Jason A. Wagner	Vice President
Sandra J. Cagle	Assistant Vice President
Trudy R. Gloy	Assistant Vice President
Stacie L. Ogg	Assistant Vice President
Regina Switalski	Assistant Vice President

BANK CORPORATE INFORMATION

Location	Address	City, ST ZIP	Telephone	Fax
Sturgis (Main Office)	113-125 East Chicago Road	Sturgis, MI 49091	(269) 651-9345	(269) 651-5512
				(269) 651-8263
Branch Offices				
Bronson	863 West Chicago Road	Bronson, MI 49028	(517) 369-7322	(517) 369-2347
Centreville	158 West Main	Centreville, MI 49032	(269) 467-8525	(269) 467-4180
Climax	125 North Main	Climax, MI 49034	(269) 746-4256	(269) 746-4108
Coldwater	290 East Chicago Road	Coldwater, MI 49036	(517) 278-5634	(517) 278-5613
Colon	110 South Blackstone Street	Colon, MI 49040	(269) 432-3229	(269) 432-2971
South Haven	1121 LaGrange Street	South Haven, MI 49090	(269) 637-8444	(269) 637-5560
Sturgis	1001 South Centerville Road	Sturgis, MI 49091	(269) 651-9379	(269) 651-1514
Sturgis	1501 East Chicago Road	Sturgis, MI 49091	(269) 651-9345	(269) 651-5609
Three Rivers	115 North Main Street	Three Rivers, MI 49093	(269) 273-8481	(269) 273-1732
White Pigeon	122 West Chicago Road	White Pigeon, MI 49099	(269) 483-9668	(269) 483-2725

MARKET INFORMATION

Shares of common stock of Bancorp were held by 422 shareholders of record as of December 31, 2002 according to Bancorp's transfer agent. Bancorp's shares are traded on the NASDAQ exchange under the symbol of "STBI". Trading activity has been infrequent, and previous price information had not been regularly published.

The range of high and low trade prices for each quarterly period during the past two years is presented below:

	Year ended December 31,			
	2002		2001	
	High	Low	High	Low
First quarter	$10.00	$7.57	$6.50	$4.88
Second quarter	11.00	9.07	7.00	5.84
Third quarter	11.00	10.16	8.99	6.27
Fourth quarter	11.00	10.19	9.49	7.25

The trade prices listed above are based on actual transactions obtained from public Internet sources obtained by Bancorp.

The following table summarizes cash dividends paid per share of common stock for each quarterly period during 2001 and 2000.

	2002	2001
First quarter	$.07	$.06
Second quarter	.07	.06
Third quarter	.07	.07
Fourth quarter	.07	.07
	$.28	$.26

On December 11, 2001, the shareholders of the Bank approved the reorganization of the Bank to become a wholly owned subsidiary of Sturgis Bancorp, Inc., a financial holding company. Sturgis Bancorp, Inc. is a financial holding company under the Bank Holding Company Act of 1956, as amended (the "Bancorp"). This reorganization was approved at a special meeting of the shareholders of the Bank on December 11, 2001. The necessary affirmative vote of the holders of at least two-thirds (2/3) of the Bank common stock (of which 3,101,534 shares were outstanding on October 30th, 2001 the record date for the meeting) was obtained. Prior to the special meeting of the shareholders of the Bank, Bancorp received the necessary approvals from the Board of Governors of the Federal Reserve and the Federal Deposit Insurance Corporation. On December 21, 2001, the Michigan Department of Consumer and Industry Services, Office of Financial and Insurance Services, Division of Financial Institutions approved the consolidation to complete the consummation of Bancorp acquiring one hundred percent of the issued and outstanding common stock of the Bank.

This reorganization became effective as of the opening of business on January 1, 2002. Bancorp is a legal entity separate and distinct from its subsidiaries. Substantially all of Bancorp's revenues result from dividends paid to it by the Bank and from earnings on investments. There are statutory and regulatory requirements applicable to the payment of dividends by the Bank to Bancorp, as well as by Bancorp to its shareholders.

Under the Michigan Savings Bank Act, Bancorp may not declare a cash dividend or a dividend of any kind except out of net income then on hand after deducting all losses and bad debts, and then only if it will have a surplus amounting to not less than 20% of its capital after the payment of the dividend. Moreover, the Bank may not declare or pay any cash dividend or dividend in kind until the cumulative dividends on its preferred stock, if any, have been paid in full. Further, if the surplus of the Bank is at any time less than the amount of its capital, before the declaration of a cash dividend or dividend in kind, it must transfer to surplus not less than 10% of its net income for the preceding 6 months (in the case of quarterly or semi-annual dividends) or the preceding two consecutive 6 month periods (in the case of annual dividends).

Pursuant to the Michigan Business Corporation Act, Bancorp may not make distributions to its shareholders if, after giving effect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business, or the corporation's total assets would be less than the sum of it total liabilities plus, unless the corporation's articles of incorporation permit otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

The payment of dividends by Bancorp and its subsidiaries may also be affected or limited by other factors, such as the requirements to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the Bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice or prohibit the payment of future dividends. The Federal Reserve has indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsafe and unsound banking practice. The Federal Reserve, the FDIC and the Division of Financial Institutions of the Michigan Department of Consumer & Industry Services Office of Financial and Insurance Services ("DFI") have issued policy statements which provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

INDEPENDENT ACCOUNTANTS

Bancorp has employed the accounting firm of Plante & Moran, PLLC as Independent Accountants for the years ended December 31, 2002, 2001 and 2000. There have been no disagreements on accounting or financial disclosure matters within this time period.

FORM 10-K REPORT

A copy of Bancorp's Annual Report on Form 10-K, as filed with the Securities Exchange Commission, for the year ended December 31, 2002, as well as other filings of Bancorp may be obtained by contacting Eric L. Eishen at Sturgis Bank & Trust Company, 113-125 East Chicago Road, Sturgis, Michigan 49091, telephone number (269) 651-9345 or through the Securities and Exchange Commission Edgar System at www.sec.gov. Copies of the Bank's filings with the FDIC under the Securities Exchange Act of 1934 can be obtained from Sturgis Bank & Trust Company by contacting Eric L. Eishen at Sturgis Bank & Trust Company, 113-125 E Chicago Road, Sturgis, Michigan 49091, telephone number (616) 651-9345 or, for a nominal fee from the FDIC at telephone number (202) 898-8913 or fax number (202) 898-3909.

Sturgis Bancorp, Inc. and Subsidiaries

Consolidated Financial Report

December 31, 2002

plante moran

Contents

Report Letter	1
Consolidated Financial Statements	
Balance Sheet	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Consolidated Financial Statements	6-33

plante moran

Plante & Moran, PLLC
Suite 700
107 W. Michigan Ave.
Kalamazoo, MI 49007
Tel: 269.385.1858
Fax: 269.385.2936
plantemoran.com

Independent Auditor's Report

To the Board of Directors and Stockholders
Sturgis Bancorp, Inc. and Subsidiaries
Sturgis, Michigan

We have audited the accompanying consolidated balance sheet of Sturgis Bancorp, Inc. and Subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each year in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sturgis Bancorp, Inc. and Subsidiaries as of December 31, 2002 and 2001 and the consolidated results of their operations and their cash flows for each year in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Corporation changed its method of accounting for goodwill in 2002.

Plante & Moran, PLLC

Kalamazoo, Michigan
January 22, 2003

Consolidated Balance Sheet

	December 31 2002	December 31 2001
Assets		
Cash and due from banks	$ 13,064,101	$ 10,629,027
Interest-bearing deposits in banks	23,018,375	15,042,616
Other short-term investments	7,183	259,735
Securities - Held-to-maturity (Note 2)	12,590,709	3,904,413
Federal Home Loan Bank stock, at cost	4,115,400	4,115,400
Loans held for sale	7,437,506	4,414,906
Loans, net (Note 3)	212,043,350	219,113,940
Real estate owned	1,358,759	451,173
Bank owned life insurance (Note 9)	6,335,429	6,002,959
Accrued interest receivable	1,731,948	1,724,681
Investment in limited partnerships	161,080	224,080
Premises and equipment, net (Note 5)	6,641,980	6,370,160
Goodwill, net of accumulated amortization	5,109,419	5,109,419
Originated mortgage servicing rights (Note 4)	1,501,922	1,281,208
Other assets	1,567,296	1,145,555
Total assets	$ 296,684,457	$ 279,789,272
Liabilities and Stockholders' Equity		
Liabilities		
Deposits		
Noninterest-bearing	$ 12,747,121	$ 10,862,894
Interest bearing (Note 6)	189,816,675	168,266,933
Federal Home Loan Bank advances (Note 7)	64,381,396	70,076,863
Deferred federal income taxes (Note 8)	306,667	248,333
Accrued interest payable	935,954	993,783
Other liabilities	1,044,116	843,532
Total liabilities	269,231,929	251,292,338
Stockholders' Equity (Notes 1, 10, and 11)		
Preferred stock - $1 par value:		
Authorized - 1,000,000 shares and 0 shares at December 31 2002 and 2001, respectively		
Issued and outstanding – 0 shares at December 31, 2002 and 2001	-	-
Common stock – $1 par value:		
Authorized – 9,000,000 shares and 4,000,000 shares at December 31, 2002 and 2001, respectively		
Issued and outstanding – 2,799,535 shares and 3,101,534 shares at December 31, 2002 and 2001, respectively	2,799,535	3,101,534
Additional paid-in capital	17,732,617	20,435,912
Retained earnings	6,920,376	4,959,488
Total stockholders' equity	27,452,528	28,496,934
Total liabilities and stockholders' equity	$ 296,684,457	$ 279,789,272

See Notes to Consolidated Financial Statements.

Consolidated Statement of Income

	Year Ended December 31		
	2002	2001	2000
Interest Income			
Loans	$ 15,729,020	$ 18,276,561	$ 18,097,475
Mortgage-backed securities	238,145	74,935	87,076
Investments	429,210	537,388	880,876
Interest-bearing deposits	1,014,317	1,049,583	73,497
Total interest income	17,410,692	19,938,467	19,138,924
Interest Expense			
Deposits	5,042,699	6,369,577	6,886,005
FHLB advances	3,371,401	4,031,835	3,640,197
Total interest expense	8,414,100	10,401,412	10,526,202
Net Interest Income	8,996,592	9,537,055	8,612,722
Provision for Loan Losses (Note 3)	1,494,916	1,056,194	309,000
Net Interest Income – After provision for loan losses	7,501,676	8,480,861	8,303,722
Noninterest Income			
Service charges and other fees	1,536,181	1,634,957	1,640,704
Commission income	970,737	796,688	691,776
Mortgage banking activities	2,028,497	1,508,451	467,269
Trust fee income	478,653	492,803	465,737
Increase in value of bank owned life insurance	332,470	2,959	-
Other income	46,128	46,922	95,629
Total noninterest income	5,392,666	4,482,780	3,361,115
Noninterest Expenses			
Salaries and employee benefits (Note 9)	4,651,787	4,011,629	4,015,290
Occupancy and equipment	1,304,802	1,408,876	1,370,974
Deposit account expenses	210,206	227,384	328,544
Service bureau expense	651,991	592,805	569,490
Professional services	353,039	367,586	606,206
Amortization of goodwill	-	574,864	587,979
Other	1,814,201	1,689,659	1,604,020
Total noninterest expenses	8,986,026	8,872,803	9,082,503
Income – Before income tax expense	3,908,316	4,090,838	2,582,334
Income Taxes (Note 8)	1,117,929	1,302,901	765,468
Net Income	$ 2,790,387	$ 2,787,937	$ 1,816,866
Basic Earnings Per Share	$ 0.95	$ 0.90	$ 0.59
Diluted Earnings Per Share	$ 0.95	$ 0.90	$ 0.59

See Notes to Consolidated Financial Statements.

Sturgis Bancorp, Inc. and Subsidiaries

Consolidated Statement of Changes in Stockholders' Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance – January 1, 2000	$ 3,094,886	$ 10,409,632	$ 11,843,089	$ 25,347,607
Exercise of stock options (Note 10)	6,648	26,280	-	32,928
Net income for the year ended December 31, 2000	-	-	1,816,866	1,816,866
Cash dividends ($.22 per share)	-	-	(682,005)	(682,005)
Balance – December 31, 2000	3,101,534	10,435,912	12,977,950	26,515,396
Transfer of retained earnings to additional paid-in capital	-	10,000,000	(10,000,000)	-
Net income for the year ended December 31, 2001	-	-	2,787,937	2,787,937
Cash dividends ($.26 per share)	-	-	(806,399)	(806,399)
Balance – December 31, 2001	3,101,534	20,435,912	4,959,488	28,496,934
Stock Redemption	(301,999)	(2,703,295)	-	(3,005,294)
Net income for the year ended December 31, 2002	-	-	2,790,387	2,790,387
Cash dividends ($.28 per share)	-	-	(829,499)	(829,499)
Balance – December 31, 2002	$ 2,799,535	$ 17,732,617	$ 6,920,376	$ 27,452,528

See Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows

	Year Ended December 31		
	2002	2001	2000
Cash Flows from Operating Activities			
Net income	$ 2,790,387	$ 2,787,937	$ 1,816,866
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation	605,318	670,844	701,580
Amortization of intangibles	1,155,206	1,100,901	673,265
Provision for loan losses	1,494,916	1,056,194	309,000
Deferred income tax expense (benefit)	58,334	(1,667)	-
Premiums and discounts on investment and mortgage-backed securities	61,319	3,040	20,233
Gain on sale of loans	(1,206,616)	(783,640)	(114,610)
Proceeds from the sale of loans held for sale	109,268,788	74,319,076	13,883,962
Loans originated for sale	(111,084,772)	(77,333,342)	(14,356,352)
Loss on disposal of premises and equipment	-	74,110	109,764
Loss of equity in limited partnership	63,000	18,000	18,000
Increase in cash value of bank owned life insurance	(332,470)	(2,959)	-
Changes in assets and liabilities:			
(Increase) decrease in accrued interest and other assets	(1,804,928)	(1,510,283)	100,315
Increase (decrease) in accrued interest and other liabilities	142,755	230,202	(121,863)
Net cash provided by operating activities	1,211,237	628,413	3,040,160
Cash Flows from Investing Activities			
Net increase in interest-bearing deposits in banks	(7,975,759)	(8,162,616)	(6,880,000)
Proceeds from maturities of securities held-to-maturity	1,105,000	4,630,000	7,230,000
Purchases of securities held-to-maturity	(10,213,700)	(1,425,000)	(1,675,000)
Principal reductions of mortgage-backed securities	361,085	223,494	252,154
Purchase of Federal Home Loan Bank stock	-	(617,900)	(274,700)
Proceeds (purchase) of other securities	252,552	132,614	66,539
Net (increase) decrease in loans	4,668,088	3,403,939	(17,618,051)
Purchases of premises and equipment	(877,138)	(381,990)	(720,115)
Proceeds from the sale of premises and equipment	-	355,190	25,026
Purchased goodwill from the acquisition of investment broker	-	-	(475,000)
Purchase of bank owned life insurance	-	(6,000,000)	-
Net cash used in investing activities	(12,679,872)	(7,842,269)	(20,069,147)
Cash Flows from Financing Activities			
Net increase (decrease) in demand and savings account deposits	6,016,796	8,657,724	(58,772)
Net increase (decrease) in certificates of deposit	17,417,173	(4,861,501)	10,236,030
Repayment of FHLB advances	(28,367,374)	(36,433,513)	(24,557,840)
Proceeds from FHLB advances	22,671,907	39,100,000	32,854,826
Dividends paid	(829,499)	(806,399)	(682,005)
Exercise of stock options	-	-	32,928
Stock Redemption	(3,005,294)	-	-
Net cash provided by financing activities	13,903,709	5,656,311	17,825,167
Net Increase (Decrease) in Cash and Cash Equivalents	2,435,074	(1,557,545)	796,180
Cash and Cash Equivalents – Beginning of year	10,629,027	12,186,572	11,390,392
Cash and Cash Equivalents – End of year	$ 13,064,101	$ 10,629,027	$ 12,186,572

See Notes to Consolidated Financial Statements.

Note 1 - Summary of Significant Accounting Policies

Basis of Presentation and Consolidation – The consolidated financial statements include the accounts of Sturgis Bancorp, Inc. (the Corporation) and its wholly owned subsidiary, Sturgis Bank & Trust Company (the Bank), which includes the Bank's wholly owned subsidiaries, Oakleaf Financial Services, Inc., Ludington Service Corporation, First Michiana Development Corporation of Sturgis and Oak Mortgage, LLC. All significant intercompany transactions and balances have been eliminated in consolidation.

The Bank formed Sturgis Bancorp, Inc., a holding company, on January 1, 2002 via an equal exchange of shares of Sturgis Bank & Trust Co. common stock for Sturgis Bancorp, Inc. common stock. For comparative financial statement purposes, the 2001 financial statements of Sturgis Bank & Trust Co. and Subsidiaries is titled Sturgis Bancorp, Inc. and Subsidiaries as the formation of the holding company had no impact on the capital structure of the consolidated entity.

Use of Estimates – The accounting and reporting policies of the Corporation conform to accounting principles generally accepted in the United States of America. Management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, deferred tax assets and evaluation of goodwill impairment.

Nature of Operations – The Corporation operates predominately in the south-western portion of Michigan's lower peninsula. Its primary services include accepting deposits, making commercial and mortgage loans, engaging in mortgage banking activities, and providing investment brokerage advisory services.

Significant Group Concentrations of Credit Risk – Most of the Corporation's activities are with customers located within Michigan. Note 2 discusses the types of securities the Corporation invests in. Note 3 discusses the types of lending that the Corporation engages in. The Corporation's loan portfolio is concentrated in residential first-mortgage loans. The Corporation does not have any significant concentrations to any one industry or customer.

Cash and Cash Equivalents – For the purpose of the consolidated statements of cash flows, cash and cash equivalents include cash and amounts due from banks.

Interest-bearing Deposits in Banks – Interest-bearing deposits in banks mature within two years and are carried at cost.

Note 1 - Summary of Significant Accounting Policies (Continued)

Securities – Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

Federal Home Loan Bank Stock – The Corporation's minimum investment in the stock of the Federal Home Loan Bank of Indianapolis (FHLB) is an amount equal to at least one percent of the unpaid principal balances of the Corporation's residential mortgage loans or 5.0 percent of FHLB advances, whichever is greater. Purchases and sales of stock are made directly with the FHLB at par value and are recorded at cost.

Loans Held for Sale – Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized in a valuation allowance by charges to income.

Loans – The Corporation grants mortgage, commercial and consumer loans to customers. Loans are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Note 1 - Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses – The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

Credit Related Financial Instruments – In the ordinary course of business, the Corporation has entered into commitments to extend credit, including commitments under commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Note 1 – Summary of Significant Accounting Policies (Continued)

Real Estate Owned – Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of the foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Investment in Limited Partnership – The Corporation has an investment in a Michigan limited partnership that is structured to generate low income housing tax credits and an investment in a Michigan partnership structured to generate commissions from the sale of title insurance. Both of these investments are accounted for using the equity method whereby the Corporation annually records its proportionate share of partnership profits and losses as an adjustment to the carrying value of the investment.

Premises and Equipment – Land is carried at cost. Premises and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

Adoption of FAS 142 – On January 1, 2002, the Corporation adopted Statement of Financial Accounting Standards No. 142 (FAS 142), accounting for "Goodwill and Other Intangible Assets". Under FAS 142, identifiable intangible assets that meet certain criteria are amortized over their estimated useful lives. However, goodwill and non-identifiable intangible assets are no longer amortized. Instead, these assets are evaluated for impairment on an annual basis. If an asset is deemed to be impaired, the asset is written down through an adjustment to current earnings. As a result of adopting FAS 142, the Corporation recorded no amortization expense for goodwill in 2002. Goodwill amortization amounted to $574,864 and $587,979 in 2001 and 2000, respectively. No impairment loss was recorded upon adoption of FAS 142. For comparison purposes, had FAS 142 been adopted in 2001 and 2000, net income would have been approximately $3,167,347 and $2,204,932 for 2001 and 2000 respectively. Basic earnings per share equaled diluted earnings per share in 2001 and 2000 and would have been $1.02 and $.71, respectively.

Goodwill – On an ongoing basis, management assesses the recoverability of the goodwill. If an assessment of the goodwill indicates that its recoverability is impaired, a charge to expense is recorded for the amount of the impairment. No impairment loss has been recorded.

Note 1 – Summary of Significant Accounting Policies (Continued)

Servicing – Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported on the balance sheet and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum. (See Note 4.)

Income Taxes – Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the various temporary differences between the book and the tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Corporation has qualified under provisions of the Internal Revenue Code which permit it to deduct from taxable income a provision for bad debts in excess of such provision charged to income in the consolidated financial statements. Accordingly, retained earnings at December 31, 2002 and 2001 includes approximately $918,000 for which no provision for federal income taxes has been made. Unrecognized deferred taxes on this amount are approximately $312,000. If, in the future, this portion of retained earnings is used for any purpose other than to absorb bad debt losses, federal income taxes would be imposed at the then applicable rates.

Stock Compensation Plans – The Corporation has chosen to measure compensation cost for employee stock compensation plans using the intrinsic value based method of accounting, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Corporation's stock option plan have no intrinsic value at the grant date, and no compensation cost is recognized for them. The fair value based method of accounting for employee stock compensation plans, measures compensation cost at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. The Corporation has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting has been applied. The pro forma disclosures include the effects of all awards granted on or after January 1, 1995. (See Note 10.)

Note 1 – Summary of Significant Accounting Policies (Continued)

Earnings Per Share – Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options, and are determined using the treasury stock method.

Earnings per share have been computed based on the following:

	2002	2001	2000
Net Income	$ 2,790,387	$ 2,787,937	$ 1,816,866
Weighted average number of common shares outstanding	2,949,874	3,101,534	3,099,630
Effect of dilutive options	2,365	-	-
Weighted average number of common shares outstanding used to calculate diluted earnings per share	2,952,239	3,101,534	3,099,630

Supplemental Cash Flow Information

	2002	2001	2000
Cash paid for:			
Interest	$ 8,471,931	$ 10,436,770	$ 10,449,594
Income taxes	1,374,118	1,730,136	386,000
Noncash investing and financing activities:			
Loans transferred to real estate owned	1,552,740	847,550	352,274
Tax benefit of stock options exercised	-	-	4,010

Reclassification – Certain amounts in the 2001 and 2000 financial statements have been reclassified to conform to the 2002 presentation.

Note 2 - Securities

The amortized cost and estimated fair value of held-to-maturity securities are as follows at December 31, 2002 and 2001:

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of states and political subdivisions	$ 3,177,986	$ 71,118	$ -	$ 3,249,104
Mortgage-backed securities	8,912,723	136,491	(5,618)	9,043,596
Other Securities	500,000	-	-	500,000
Total investment securities	$ 12,590,709	$ 207,609	$ (5,618)	$ 12,792,700

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury and agency securities	$ 549,996	$ 5,707	$ -	$ 555,703
Obligations of states and political subdivisions	2,320,298	39,876	(680)	2,359,494
Mortgage-backed securities	1,034,119	9,748	(4,922)	1,038,945
Total investment securities	$ 3,904,413	$ 55,331	$ (5,602)	$ 3,954,142

The amortized cost and fair value of securities, by contractual maturity (except for mortgage-backed securities), at December 31, 2002, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Note 2 - Securities (Continued)

	Amortized Cost	Fair Value
Held to maturity securities:		
Due in one year or less	$ 360,129	$ 363,182
Due in one through five years	755,169	776,547
Due after five years through ten years	648,674	688,515
Due after ten years	1,914,014	1,920,860
Total	3,677,986	3,749,104
Mortgage-backed securities	8,912,723	9,043,596
Total	$ 12,590,709	$ 12,792,700

Securities with a carrying value of $1,414,014 (market value of $1,420,860) were pledged at December 31, 2002 to secure uninvested trust funds.

Note 3 - Loans

A summary of the balances of loans follows:

	2002	2001
Mortgage loans on real estate:		
Residential 1-4 family	$ 127,770,040	$ 151,766,803
Commercial	50,440,340	34,872,863
Construction	11,844,367	8,371,916
	190,054,747	195,011,582
Commercial loans	15,072,501	12,906,602
Consumer installment loans:		
Consumer and installment	11,354,651	15,299,376
Other	569,566	571,739
	11,924,217	15,871,115
Subtotal	217,051,465	223,789,299
Less:		
Allowance for loan losses	1,920,037	1,300,000
Unearned interest	16,925	26,013
Undisbursed portion of loans in process	3,167,369	3,257,555
Deferred loan origination and other fees	(96,216)	91,791
Loans, net	$ 212,043,350	$ 219,113,940

Note 3 - Loans (Continued)

An analysis of the allowance for loan losses follows:

	2002	2001	2000
Balance – Beginning of year	$ 1,300,000	$ 803,744	$ 730,000
Provision for loan losses	1,494,916	1,056,194	309,000
Loans charged off	(950,106)	(607,217)	(330,683)
Recoveries of loans previously charged off	75,227	47,279	95,427
Balance – End of year	$ 1,920,037	$ 1,300,000	$ 803,744

The following is a summary of information pertaining to impaired loans:

	2002	2001
Impaired loans with a valuation allowance	$ 971,607	$ 1,071,876
Impaired loans without a valuation allowance	-	-
Total impaired loans	$ 971,607	$ 1,071,876
Valuation allowance related to impaired loans	$ 265,663	$ 91,881

	2002	2001	2000
Average investment in impaired loans	$ 1,257,324	$ 965,274	$ 607,345
Interest income recognized on impaired loans	$ 49,937	$ 24,115	$ 45,228
Interest income recognized on a cash basis on impaired loans	$ 47,394	$ 24,115	$ 30,977

No additional funds are committed to be advanced in connection with impaired loans.

Note 4 - Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balance of mortgages and other loans serviced for others approximated $178,500,000 and $134,800,000 at December 31, 2002 and 2001, respectively.

The fair values of these rights were $1,501,922 and $1,281,208 at December 31, 2002 and 2001, respectively. The fair value of servicing rights was determined using the discount rate of 8.0 percent and prepayment speed ranging from 6.0 percent to 9.0 percent, depending upon the stratification of the specific right.

The following summarizes mortgage servicing rights capitalized and amortized, along with the aggregate activity in related valuation allowances:

	2002	2001	2000
Mortgage servicing rights capitalized	$ 1,375,920	$ 966,128	$ 180,492
Mortgage servicing rights amortized	$ (881,354)	$ (526,036)	$ (85,286)
Valuation allowances:			
Balance at beginning of year	$ -	$ -	$ -
Additions	(273,852)	-	-
Reductions	-	-	-
Write-downs	-	-	-
Balance at end of year	$ (273,852)	$ -	$ -

Note 5 - Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows:

	2002	2001
Land	$ 666,993	$ 666,993
Land improvements	40,489	40,489
Office buildings	5,652,030	5,633,932
Furniture, fixtures and equipment	4,607,664	4,185,924
Construction in progress	485,569	48,269
Total bank premises and equipment	11,452,745	10,575,607
Less accumulated depreciation	(4,810,765)	(4,205,447)
Net carrying amount	$ 6,641,980	$ 6,370,160

Note 6 - Deposits

Interest bearing deposit balances at December 31 are summarized as follows:

	2002	2001
Passbook and savings deposits	$ 40,890,720	$ 38,075,301
NOW accounts	50,724,071	49,406,921
Time:		
$100,000 and over	34,452,825	15,096,975
Under $100,000	63,749,059	65,687,736
Total interest-bearing	$ 189,816,675	$ 168,266,933

Note 6 – Deposits (Continued)

At December 31, 2002, scheduled annual maturities of certificates of deposit were as follows:

	Under $100,000	$100,000 and Over
2003	$ 34,641,247	$ 15,835,613
2004	7,619,710	1,554,733
2005	10,948,670	2,303,659
2006	2,608,818	207,498
2007	6,229,850	7,370,782
2008 and thereafter	1,700,764	7,180,540
Total	$ 63,749,059	$ 34,452,825

Note 7 – Federal Home Loan Bank Advances

Advances from the Federal Home Loan Bank of Indianapolis ("FHLB") are collateralized by FHLB stock and all non-employee residential mortgage loans. Total short-term advances, including advances under a separate line of credit with the FHLB, consisted of $6,671,907 at December 31, 2002 at an interest rate of 1.33% with an average balance for the year of approximately $3,400,000 and an average interest rate of 1.85%. Total short-term advances, including advances under a separate line of credit with the FHLB, consisted of $6,000,000 at December 31, 2001 at an interest rate of 5.12% with an average balance for the year of approximately $9,500,000 and an average interest rate of 5%. Maximum amounts outstanding on the short-term advances for the years 2002 and 2001 were approximately $13,700,000 and $10,300,000, respectively.

In addition to advances received under a master "Advances, Pledge and Security Agreement" with the FHLB, the Bank also has an available line of credit with the FHLB which provides for additional funds of up to $10,000,000 at December 31, 2002 and expires in March, 2003. Advances outstanding under the line of credit bear interest at a rate of approximately 42 basis points over the rate paid by the FHLB on their time deposits (an effective rate of 1.33 % and 1.82% at December 31, 2002 and 2001, respectively). Included in the above total short-term advances is an outstanding balance on the line of credit of $1,671,907 at December 31, 2002. No amounts were outstanding on the line of credit at December 31, 2001.

Note 7 - Federal Home Loan Bank Advances (Continued)

The Bank had approximately $57,709,489 and $64,076,863 in long-term advances from FHLB at December 31, 2002 and 2001, respectively. Interest rates range from 1.33% to 7.34% with maturities ranging from January 2003 to February 2012.

Annual payments of FHLB long-term advances are as follows:

2003	$ 7,377,466
2004	3,428,740
2005	2,557,211
2006	3,346,072
2007	-
2008 and thereafter	41,000,000
Total	$ 57,709,489

The advances are subject to prepayment penalties subject to the provisions and conditions of the credit policy of the Federal Home Loan Bank.

Note 8 - Federal Income Taxes

Sturgis Bancorp, Inc. and Subsidiaries file a consolidated federal income tax return. The following is a summary of the provision for income taxes for the three years ended December 31:

	2002	2001	2000
Current expense	$ 1,059,595	$ 1,304,568	$ 765,468
Deferred (benefit) expense	58,334	(1,667)	-
Total income tax expense	$ 1,117,929	$ 1,302,901	$ 765,468

Note 8 - Federal Income Taxes (Continued)

A reconciliation of the difference between total federal income tax expense and the amount computed by applying the statutory tax rates to income before income taxes is as follows:

	2002	2001	2000
Amount computed at statutory rates	$ 1,328,827	$ 1,390,885	$ 877,994
Dividends received deduction	(4,256)	(9,351)	(14,944)
Tax-exempt interest income	(171,906)	(37,903)	(28,054)
Low income housing tax credits	(75,000)	(75,000)	(75,000)
Other, net	40,264	34,270	5,472
Total	$ 1,117,929	$ 1,302,901	$ 765,468

The details of the net deferred tax asset (liability) are as follows:

	2002	2001
Deferred tax assets:		
Investments	$ -	$ 33,333
Allowance for loan losses	504,928	364,089
Amortization	-	124,008
Other	4,009	39,467
Total deferred tax assets	508,937	560,897
Deferred tax liabilities:		
Deferred loan fees	(26,830)	(248,490)
Mortgage servicing rights	(473,885)	(435,610)
Amortization	(33,466)	-
Depreciation	(111,871)	(94,368)
Other	(169,552)	(30,762)
Total deferred tax liabilities	(815,604)	(809,230)
Valuation allowance	-	-
Net deferred tax liability	$ (306,667)	$ (248,333)

Note 9 - Retirement Benefits

The Corporation is a participant in the multi-employer Financial Institutions Retirement Fund (FIRF or the Plan), which covers substantially all of its officers and employees. The defined benefit Plan, for all full-time employees with one year of service, provides benefits based on basic compensation and years of service. The Corporation's contributions are determined by FIRF and generally represent the normal cost of the Plan. Specific Plan assets and accumulated benefit information for the Bank's portion of the Fund are not available. Under the Employee Retirement Income Security Act (ERISA), a contributor to a multi-employer pension plan may be liable in the event of complete or partial withdrawal for the benefit payments guaranteed under ERISA. The Bank has no present intention to withdraw from the Fund. The expense of the Plan allocated to the Bank for the years ended December 31, 2002, 2001 and 2000 amounted to $ 194,273, $177,753 and $185,326, respectively.

Effective January 1, 2002, the Corporation began sponsoring a non-qualified defined benefit plan to provide supplemental retirement benefits for certain executives. The following table sets forth the plan activity and other information as of and for the year ended December 31, 2002.

	2002
Plan assets at fair value	$ -
Benefit obligation	126,620
Overfunded (underfunded) status	$ (126,620)
Pension liability	$ 126,620
Intangible assets	$ 105,601
Net periodic pension cost	$ 21,020
Change in minimum liability	$ 105,601
Actuarial assumptions:	
Weighted average discount rate	7.25%
Increase in future compensation levels	4.00%

To fund the supplemental retirement benefit obligation, the Corporation has purchased insurance policies on the lives of the participants with the Corporation as the owner and beneficiary of the policies. At December 31, 2002, the cash value of all corporate owned life insurance policies on the participants and other officers available to fund future benefit obligations, amounted to $6,335,429. There were no supplemental retirement benefits paid by the plan during 2002.

Note 10 – Common Stock and Options

Effective May 1998, two of the Bank's three stock options plans, formerly referred to as the "Director Plan" and the "Employee Plan", expired. The remaining stock option plan, referred to as the "New Director Plan", which expired on December 31, 1999, provided for the granting of options to the Bank's directors. Options granted expire ten years and one day following the date of grant unless an individual ceases to be a director prior to that time for reasons other than death or disability, in which case the options expire thirty days after cessation of director status. If cessation of director status results from death or disability, the options expire ninety days after cessation of director status.

Options granted under the former Director Plan expire under the same terms as the New Director Plan. Options granted under the former Employee Plan expire five years after the date of grant, unless employment is terminated prior to that time for reasons other than death or disability, in which case the options expire 30 days after termination or employment. If employment with the Bank is terminated by reason of death or disability, the options expire ninety days after termination of employment. One-third of the granted shares are exercisable after one year, two-thirds after two years and one hundred percent after three years.

Note 10 - Common Stock and Options (Continued)

The following is a summary of the activity with respect to the Corporation's stock option plans for the years ended December 31, 2002, 2001, and 2000:

	Number of Shares	Weighted-Average Exercise Price Per Share
Outstanding - January 1, 2000	137,450	$ 12.81
Granted	-	-
Cancelled	(4,400)	11.69
Exercised	(6,648)	4.35
Outstanding - December 31, 2000	126,402	13.28
Granted	-	-
Cancelled	(2,551)	13.56
Exercised	-	-
Outstanding - December 31, 2001	123,851	13.28
Granted	-	-
Cancelled	-	-
Exercised	-	-
Outstanding - December 31, 2002	123,851	$ 13.28

At December 31, 2002, 2001, and 2000, options exercisable under the Corporation's stock option plans totaled 123,851, 123,851, and 94,272 shares, respectively, and had weighted-average exercise prices per share of $13.28, $13.28, and $12.93, respectively. For options outstanding at December 31, 2002, the exercise price per share ranged from $9.00 to $15.88 and the weighted-average remaining contractual life of the options was approximately 63 months.

Note 10 - Common Stock and Options (Continued)

The Corporation applies APB Opinion 25 and related Interpretations in accounting for the stock option plan. Accordingly, no compensation cost has been recognized. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by FASB Statement No. 123, the Corporation's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

		Year ended December 31		
		2002	2001	2000
Net Income	As reported	$ 2,790,387	$ 2,787,937	$ 1,816,866
	Pro forma	$ 2,696,500	$ 2,570,856	$ 1,577,212
Earnings Per Share	As reported	$ 0.95	$ 0.90	$ 0.59
	Pro forma	$ 0.92	$ 0.83	$ 0.51
Earnings Per Share	As reported	$ 0.95	$ 0.90	$ 0.59
Assuming Dilution	Pro forma	$ 0.92	$ 0.83	$ 0.51

Note 11 - Minimum Regulatory Capital Requirements

The Corporation is subject to regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios, which are shown in the table below. Management believes, as of December 31, 2002 and 2001, that the Corporation met all capital adequacy requirements to which it is subject.

Note 11 - Minimum Regulatory Capital Requirements (Continued)

As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized the Corporation as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, minimum capital amounts and ratios must be maintained as shown in the following table (000s omitted). Management believes that no conditions or events since that notification have changed the Corporation's capital category.

	Actual		For Capital Adequacy Purposes			To be Well-capitalized Under Prompt Corrective Action Provisions		
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2002:								
Total capital (to risk-weighted assets)								
Consolidated	$ 24,007	12.0%	$ 15,952	≥	8.0%	N/A		N/A
Bank	$ 24,985	12.5%	$ 16,006	≥	8.0%	$ 20,007	≥	10.0%
Tier 1 capital (to risk-weighted assets)								
Consolidated	$ 22,087	11.1%	$ 7,976	≥	4.0%	N/A		N/A
Bank	$ 23,065	11.5%	$ 8,003	≥	4.0%	$ 12,004	≥	6.0%
Tier 1 capital (to adjusted assets)								
Consolidated	$ 22,087	7.5%	$ 11,848	≥	4.0%	N/A		N/A
Bank	$ 23,065	7.8%	$ 11,848	≥	4.0%	$ 14,810	≥	5.0%
Tangible capital (to tangible assets)								
Consolidated	$ 22,087	7.6%	$ 8,740	≥	3.0%	N/A		N/A
Bank	$ 23,065	7.9%	$ 8,760	≥	3.0%	N/A		N/A
As of December 31, 2001 (Bank only):								
Total capital (to risk-weighted assets)	$ 24,559	13.3%	$ 14,739	≥	8.0%	$ 18,424	≥	10.0%
Tier 1 capital (to risk-weighted assets)	$ 23,259	12.6%	$ 7,370	≥	4.0%	$ 11,054	≥	6.0%
Tier 1 capital (to adjusted assets)	$ 23,259	8.6%	$ 10,859	≥	4.0%	$ 13,574	≥	5.0%
Tangible capital (to tangible assets)	$ 23,259	8.5%	$ 8,237	≥	3.0%	N/A		N/A

Note 12 - Off-balance Sheet Activities

Credit Related Financial Instruments - The Corporation is a party to credit related financial instruments with off-balance sheet risk in the normal course of business to meet the financing need of its customer. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Corporation's exposure to credit loss is represented by the contractual amount of these commitments. The Corporation follows the same credit policies in making commitments as it does for on-balance sheet instruments.

At December 31, 2002 and 2001, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount	
	2002	2001
Commitments to grant loans	$ 4,700,000	$ 5,575,000
Unfunded commitments under lines of credit	23,000,000	20,000,000
Commercial and standby letters of credit	300,000	135,000

Commitments to extend credit are agreements to lend to a customer as long as there are no violations of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Corporation, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized and usually do not contain a specified maturity date and may be drawn upon to the total extent to which the Corporation is committed.

Commercial and standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those letters of credit are primarily used to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year.

Note 12 - Off-balance Sheet Activities (Continued)

Collateral Requirements – To reduce credit risk related to the use of credit-related financial instruments, the Corporation might deem it necessary to obtain collateral. The amount and nature of the collateral obtained are based on the Corporation's credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment and real estate.

If the counterparty does not have the right and ability to redeem the collateral or the Corporation is permitted to sell or repledge the collateral on short notice, the Corporation records the collateral in its balance sheet at fair value with a corresponding obligation to return it.

Note 13 - Related Party Transactions

In the ordinary course of business, the Corporation has granted loans to principal officers, directors and affiliates. A summary of the related party loan transactions for the years ended December 31, 2002 and 2001 is as follows:

	2002	2001
Related party loans outstanding at the beginning of the year	$ 1,170,943	$ 878,827
Advances	834,538	1,344,656
Principal repayments	(626,329)	(1,052,540)
Related party loans outstanding at the end of the year	$ 1,379,152	$ 1,170,943

Deposits from related parties held by the Bank at December 31, 2002 and 2001 approximated $7,000,000 and $14,000,000, respectively.

Note 14 - Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Corporation's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents – The carrying amounts of cash and short-term instruments approximate fair values.

Interest-bearing Deposits in Banks – The carrying amounts of interest-bearing deposits maturing within ninety days approximate their fair values. Fair values of other interest-bearing deposits are estimated using discounted cash flow analyses based on current rates for similar types of deposits.

Securities – Fair values for securities, excluding Federal Home Loan Bank stock, are based on quoted market prices. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank. If quoted market prices are not available, fair values are based on quoted market prices of comparable investment.

Mortgage Loans Held for Sale – Fair values of mortgage loans held for sale are based on quoted market prices.

Loans Receivable – For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values, as adjusted for estimated credit losses. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Note 14 – Fair Value of Financial Instruments (Continued)

Deposit Liabilities – The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank Advances – The carrying amount of short-term FHLB advances is a reasonable estimate of their fair value due to their variable interest rates and short-term maturities. The estimated fair value of long-term FHLB is determined by discounting the future cash flows of outstanding advances using rates currently available on advances from the FHLB with similar characteristics.

Accrued Interest – The carrying amounts of accrued interest approximate fair value.

Off-balance Sheet Instruments – The fair value of loan commitments and standby letters of credit, valued on the basis of fees currently charged for commitments for similar loan terms to new borrowers with similar credit profiles, is not considered material.

Note 14 - Fair Value of Financial Instruments (Continued)

The estimated fair values, and related carrying or notional amounts, of the Corporation's financial instruments are as follows (000s omitted):

	2002		2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 13,064	$ 13,064	$ 12,961	$ 12,961
Interest-bearing deposits in banks	23,018	23,342	12,710	13,063
Other short-term investments	7	7	260	260
Held-to-maturity investment securities	12,591	12,792	3,904	3,912
FHLB stock	4,115	4,115	4,115	4,115
Loans held for sale	7,437	7,522	4,415	4,453
Loans in portfolio	212,043	221,003	219,214	226,385
Accrued interest receivable	1,732	1,732	1,725	1,725
Financial liabilities:				
Deposits	202,564	198,121	179,130	179,871
Accrued interest payable	936	936	994	994
FHLB advances	64,381	63,254	70,077	69,721

Note 15 - Condensed Financial Statements of Parent Company

Sturgis Bancorp, Inc., the parent company, was formed January 1, 2002 (Note 1). The financial statements of the parent company as of December 31, 2002 and for the year then ended are presented below:

Balance Sheet

Assets:	
Cash and due from banks	$ -
Other assets	270,474
Investment in Sturgis Bank & Trust Company	28,430,605
Total assets	$ 28,701,079
Liabilities and stockholder's equity:	
Deferred federal income taxes	$ 306,667
Advances from Sturgis Bank & Trust Company	941,884
Total liabilities	1,248,551
Stockholder's equity	27,452,528
Total liabilities and stockholders' equity	$ 28,701,079

Note 15 – Condensed Financial Statements of Parent Company (Continued)

Statement of Income

Revenue		
Dividend from Sturgis Bank & Trust Company	$	3,000,000
Operating expenses		217,097
Income before income taxes and equity in undistributed net income of Sturgis Bank & Trust Company		2,782,903
Applicable income tax provision (benefit)		(73,813)
		2,856,716
Reduction in undistributed net income of Sturgis Bank & Trust Company		(66,329)
Net income	$	2,790,387

Note 15 - Condensed Financial Statements of Parent Company (Continued)

Statement of Cash Flows

Cash flows from operating activities:	
Net income	$ 2,790,387
Adjustments to reconcile net income to net cash from operating activities:	
Equity in undistributed net income of Sturgis Bank & Trust Company	66,329
Increase in other assets	(270,474)
Increase in deferred federal income taxes	306,667
Net cash provided by operating activities	2,892,909
Cash flows from financing activities:	
Stock redeemed	(3,005,294)
Proceeds from advance from Sturgis Bank & Trust Company	941,884
Cash dividends paid on common stock	(829,499)
Net cash used in financing activities	(2,892,909)
Net increase (decrease) in cash and cash equivalents	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -

Note 16 – Restriction on Dividends

Banking regulations place certain restrictions on dividends paid and loans or advances make by the Bank to the Corporation. The total amount of dividends that may be paid at any date is generally limited to the retained earnings of the Bank. However, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum standards. At December 31, 2002, the Bank's retained earnings available for the payment of dividends totaled $4,893,159. Accordingly, approximately $23,500,000 of the Corporation's investment in the Bank was restricted at December 31, 2002.

Loans or advances made by the Bank to the Corporation are generally limited to 10 percent of the Bank's capital stock and surplus. Accordingly, at December 31, 2002, Bank funds available for loans or advances, net of current loans and advances to the Corporation, amounted to approximately $1,400,000.

Sturgis Bancorp, Inc.

Directors

Lawrence A. Franks, Chairman of the Board
Raymond H. Dresser, Jr.
Eric L. Eishen
Leonard L. Eishen
James A. Goethals
Donald L. Frost
Gary J. Malloy
Philip G. Ward

Executive Officers

Leonard L. Eishen, President, Chief Executive Office
Eric L. Eishen, Vice President
Brian P. Hoggatt, CFO, Secretary/Treasurer

Sturgis Bank & Trust Company

Directors

James A. Goethals, Chairman of the Board
Raymond H. Dresser, Jr.
Eric L. Eishen
Leonard L. Eishen, Vice Chairman
Lawrence A. Franks
Donald L. Frost
Gary J. Malloy
Philip G. Ward

Executive Officers

Eric L. Eishen, President, Chief Executive Officer
Steven L. Gage, Sr. Vice President, Commercial
Brian P. Hoggatt, Sr. Vice President, Chief Financial Officer, Treasurer
Tracey L. Parker, Sr. Vice PResident, Retail Lending
Ronald W. Scheske, Executive Vice President
David E. Watters, Vice President, Trust Officer

Officers

Donald G. Baldwin, Vice President, Operations
Debora L. Capman, Vice President, Trust Officer
Emily D. Haller, Vice President, Human Resources
Steven A. Haller, Vice President
Jason J. Hyska, Vice President
Gary E. Metz, Vice President
Larry W. Miller, Vice President
Christine M. Moline, Vice President, Private Banking
Jose D. Albarran, Vice President
Sandra J. Cagle, Assistant Vice President
Trudy R. Gloy, Assistant Vice President
Stacie L. Ogg, Assistant Vice President
Regina L. Switalski, Assistant Vice President
Jason A. Wagner, Vice President